Exhibit 99.4

Galmed Pharmaceuticals to Acquire Colospan to Create a GI-Focused Platform Targeting a $6 Billion Market

●	Transaction will add FDA Breakthrough Device-Designated technology with active U.S. pivotal IDE trial, positioning Galmed to address one of colorectal surgery’s most serious unmet needs.

●	Colospan’s CG-100 Intraluminal Bypass Device, is CE marked under EU’s Medical Device Regulation (“MDR”) and ready for commercial launch in the EU and Israel. Galmed contemplates an investment of $6 million to launch Colospan’s device during H2 2026 in Europe with an initial focus on Germany, Austria and Switzerland.

●	Upon closing, Colospan will become a wholly owned subsidiary of Galmed, repositioning it as a GI-focused medtech and biopharmaceutical platform. Transaction approved by both boards; expected to close Q2 2026.

RAMAT GAN, Israel, June 8, 2026 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (“Galmed”) (NASDAQ: GLMD) today announced that it has entered into a definitive agreement to acquire Colospan Ltd. (“Colospan”), a commercial-stage medical device company that has developed a clinically differentiated solution to one of colorectal surgery’s most pressing problems: anastomotic leak complications and the diverting stomas used to manage them.

Upon closing, Colospan will become a wholly owned subsidiary of Galmed. The acquisition is designed to accelerate Galmed’s strategy to create a diversified, GI-focused medtech and biopharmaceutical platform, combining Galmed’s established public company infrastructure, cash reserves, and GI clinical expertise with Colospan’s proprietary device technology and active U.S. pivotal clinical program.

Colospan’s flagship product, the CG-100 intraluminal bypass device, is a minimally invasive alternative designed to protect the anastomosis, minimize patient burden, and reduce the need for a diverting stoma - a temporary abdominal opening that redirects waste to an external bag while healing occurs. The CG-100 is CE marked under the MDR and is currently under investigational use only (under IDE) in the USA. Colospan is currently conducting a clinical pivotal trial designed to support a future FDA application. By combining resources, Galmed plans to deliver a clinically compelling and economically meaningful tool to reshape the standard of care for colorectal resection patients worldwide.

“CG-100 is a category leader having an FDA Breakthrough Device Designation and a CE (MDR) European regulatory status ready for commercialization. The expected acquisition of Colospan is a defining moment for Galmed and we believe is the type of asset that moves the needle.” said Allen Baharaff, Co-founder and Chief Executive Officer of Galmed Pharmaceuticals. “The acquisition of Colospan aligns perfectly with our long-term growth strategy. We are bringing more than 25 years of clinical execution capabilities together with our public company experience and resources to accelerate the CG-100 pivotal study to obtain FDA regulatory approval. We believe our shared vision will allow us to scale Colospan’s technologies faster, and substantially accelerate our path to success.”

Boaz Assaf, Founder and Chief Executive Officer of Colospan commented: “Colorectal cancer is the third most commonly diagnosed cancer in both men and women with ~ 1.9M diagnosed cases worldwide annually. Colorectal resection is the most common medical treatment for colorectal cancer and is performed on majority of patients worldwide to remove the tumor. Anastomotic leaks, a failure of the surgical connection, occur in up to 21% of procedures contributing to increased morbidity, mortality, longer hospital stays, and higher healthcare costs. To prevent clinical leaks, surgeons routinely create a diverting stoma: a temporary abdominal opening that redirects waste to an external bag while the anastomosis heals. While clinically standard, living with a stoma significantly impairs quality of life and creates substantial clinical and economic burden for healthcare systems. Colospan was founded specifically to answer the clinical and economic burden associated with this problem, creating a stoma-free future for patients.”

Under the terms of the definitive agreement, Colospan shareholders and SAFE holders will receive $2.5 million in cash and $2.0 million in Galmed ordinary shares at closing, subject to customary adjustments and escrow. The transaction has been unanimously approved by the boards of directors of both companies. The transaction is subject to customary closing conditions and is expected to close in Q2 2026.

Roth Capital Partners, LLC served as financial advisor to Galmed. Meitar Law Offices serves as legal counsel to Galmed, and Matry Meiri Wacht & Co. serves as legal counsel to Colospan.

ABOUT GALMED PHARMACEUTICALS LTD.

Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) is an Israel-based biopharmaceutical company headquartered in Ramat Gan, with a growing focus on gastrointestinal and oncological innovation. Galmed’s flagship asset, Aramchol, is a first-in-class synthetic fatty acid-bile acid conjugate molecule under evaluation across liver disease and oncological indications, including GI cancers. For more information, visit www.galmedpharma.com.

ABOUT COLOSPAN LTD.

Colospan Ltd. is a commercial-stage medical device company headquartered in Kfar Saba, Israel. Its flagship product, CG-100, is an intraluminal bypass device designed to protect colorectal anastomoses and reduce the need for diverting stomas, offering a less invasive alternative to standard surgical practice. CG-100 was granted FDA Breakthrough Device Designation, is CE marked under the EU Medical Device Regulation, and is approved for investigational use in the United States under an FDA approved IDE. The device is not approved for commercial use in the US. For more information, visit www.colospan.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to anticipated or expected events, activities, trends, or results as of the date they are made, including statements regarding the expected benefits of the acquisition and transaction timing. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied.

Factors that could cause differences include, but are not limited to the possibility that the transaction does not close, including due to failure of closing conditions; Galmed’s inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; Galmed and Colospan’s ability to execute their business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; changes in domestic and foreign business, market, financial, political and legal conditions; market adoption and pricing barriers; intellectual property enforcement or infringement claims; manufacturing and supply chain constraints; intense industry competition; the ability to maintain listing on the Nasdaq Capital Market; geopolitical events, including the security situation in Israel; regulatory changes; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC by Galmed Additional risks relating to Colospan’s product and its strategy are detailed in a report on Form 6-K filed by Galmed with the SEC on June 8, 2026 and risks associated with Galmed are detailed in Galmed’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 under the heading “Risk Factors.” Galmed undertakes no obligation to publicly update or revise any forward-looking statements to reflect new information, change in expectations, subsequent events, or otherwise, except as required by law.

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Investor and Media contact: Guy Nehemya, Chief Operating Officer, +972-3-693-8448, investor.relations@galmedpharma.com